Exhibit 99.1

This document contains certain supplemental financial information, described in the following notes, which has been determined by methods other than Accounting Principles Generally Accepted in the USA (“GAAP”) that management uses in its analysis of the Company’s performance. The Company’s management believes these non-GAAP financial measures provide information useful to investors in understanding the underlying operational performance of the Company, its business and performance trends and facilitates comparisons with the performance of others in the financial services industry.

Supplemental Performance Measurements – Average Tangible Assets, Average Tangible Equity and Tangible Book Value.

The information below provides specific definition of non-GAAP measurements utilized in our overview schedule under the financial summary section of Item 2. - Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Return on average tangible assets and return on average tangible equity are computed, on an annualized basis, as follows:

Return on average tangible assets is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total assets less average goodwill and average identifiable intangible assets.

Return on average tangible equity is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total stockholders’ equity less average goodwill and average identifiable intangible assets.

	Three Months Ended
	March 31,	March 31,
(dollars In thousands)	2005	2004

Net Income, as Reported	$259,035	$102,519
Add: Amortization of Identifiable Intangible Assets, Net of Taxes	5,937	518

Net Income, as Adjusted	$264,972	$103,037

Average Total Assets	$60,206,882	$21,060,732
Less: Average Goodwill	5,879,891	410,385
Less: Average Identifiable Intangible Assets	147,596	12,407

Average Tangible Assets	$54,179,395	$20,637,940

Average Stockholders’ Equity	$9,017,358	$1,551,429
Less: Average Goodwill	5,879,891	410,385
Less: Average Identifiable Intangible Assets	147,596	12,407

Average Tangible Equity	$2,989,871	$1,128,637

Return on Average Tangible Assets	1.98%	2.01%
Return on Average Tangible Equity	35.94%	36.72%

Tangible book value is calculated by dividing period end stockholders’ equity, less period end goodwill and identifiable intangible assets, by period end share outstanding.

TANGIBLE BOOK VALUE

	Three Months Ended
	March 31,	March 31,
(In thousands, except ratios and per share amounts)	2005	2004

Period End Stockholders’ Equity Inclusive of Unrealized Gain/(Loss) on Securities Available-for-Sale	$9,008,191	$1,583,779
Less: Goodwill and Identifiable Intangible Assets	6,028,294	422,478

Period End Stockholders’ Equity Less Intangible Assets	$2,979,897	$1,161,301

End of Period Shares Outstanding	476,926	229,522

Tangible Book Value	$6.25	$5.06

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